Exhibit 21.1

SUBSIDIARIES OF GENERAL FINANCE CORPORATION

GFN Insurance Corporation, an Arizona corporation (a)

GFN North America Leasing Corporation, a Delaware corporation (a)

GFN North America Corp., a Delaware corporation (b)

Pac-Van, Inc., an Indiana corporation (b)

PV Acquisition Corp., an Alberta, Canada corporation (b)

GFN Realty Company, LLC, a Delaware limited liability company (b)

Lone Star Tank Rental Inc., a Delaware corporation (b)

GFN Manufacturing Corporation, a Delaware corporation (b)

Southern Frac, LLC, a Texas limited liability company (b)

GFN U.S. Australasia Holdings, Inc., a Delaware corporation (a)

GFN Asia Pacific Holdings Pty Ltd, an Australian corporation (b)

Royal Wolf Trading Australia Pty Limited, an Australian corporation (b)

Royalwolf Trading New Zealand Limited, a New Zealand corporation (b)

(a)	100% owned — directly

(b)	100% owned — indirectly